Exhibit 21.1

Subsidiaries of Immune Pharmaceuticals Inc.

The following are the subsidiaries of Immune Pharmaceuticals Inc.:

Name	Jurisdiction of Incorporation
Immune Pharmaceuticals USA Corp.	Delaware
Immune Pharmaceuticals Ltd.	Israel
Maxim Pharmaceuticals, Inc.	Delaware
Cytovia, Inc.	Delaware
Immune Oncology Pharmaceuticals Inc.	Delaware